FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of September 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Starts New CWAz Survey in Gulf of Mexico

Paris, France – September 25, 2017

CGG announces the start of acquisition of its first Complementary Wide-Azimuth (CWAz) survey, known as AC CWAz, a BroadSeis™ 3D multi-client program in southern Alaminos Canyon, Gulf of Mexico.

Extending over 130 OCS Blocks and covering Great White and the recent Whale discovery, AC CWAz is supported by industry funding and complements CGG’s existing surveys in the area by adding azimuth and offset coverage to the historic wide-azimuth data. All the data will be combined and reprocessed using the latest 3D deghosting, Full-Waveform Inversion (FWI), especially Reflection-based FWI (RFWI), and Tilted Transverse Isotropy (TTI) imaging technology. Fast-Trax PSDM products will be available shortly after the completion of acquisition.

Map showing location of CGG’s AC CWAz survey in southern Alaminos Canyon, Gulf of Mexico.

Jean-Georges Malcor, CEO, CGG, said: “Our AC CWAz multi-client survey builds on the success of the Encontrado survey by extending our high-quality images across the US portion of the Perdido Fold belt. This new program will provide the best images available of the complex geology and reservoirs of this highly prospective area. It also reflects CGG’s commitment to innovate and invest in solutions that enable our clients to optimize their development plans and evaluate the exploration potential in this proven region.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts
Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 25th, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer